UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CATCHER HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

14912G102 (CUSIP Number)

March 17, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14912G102	SCHEDULE 13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rawleigh Hazen Ralls, IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

988,734
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

988,734
8 SHARED DISPOSITIVE POWER

45,533

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,034,267 shares of Common Stock, par value $0.001
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%
12	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 14912G102	Page 3 of 6

Item 1.	(a)	Name of Issuer:

Catcher Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

39526 Charlestown Pike Hamilton, VA 20158-3322

Item 2.	(a)	Name of Person Filing:

Rawleigh Hazen Ralls, IV

	(b)	Address of Principal Business Office:

744 Spruce St. Boulder, Co 80302

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, $0.001 par value

	(e)	CUSIP Number:

14912G102

Item 3.	If this statement is filed pursuant Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP No. 14912G102	Page 4 of 6

Item 4.	Ownership.

	(a)	Amount beneficially owned: See Item 9 of Cover Pages

	(b)	Percent of class: See Item 11 of Cover Pages [1]

	(c)	Number of shares as to which the person has:

		(i)	sole power to vote or to direct the vote of: See Item 5 of Cover Pages

		(ii)	shared power to vote or to direct the vote of: See Item 6 of Cover Pages

		(iii)	sole power to dispose or to direct the disposition of: See Item 7 of Cover Pages

		(iv)	shared power to dispose or to direct the disposition of: See Item 8 of Cover Pages

See Exhibit A to this Schedule

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[1]	Percentages based upon 17,139,718 shares of Common Stock outstanding, as reported by the issuer on its Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2006.

CUSIP No. 14912G102	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Rawleigh Hazen Ralls, IV
Rawleigh Hazen Ralls, IV July 12, 2006

CUSIP No. 14912G102	Page 6 of 6

Exhibit A to Schedule 13G

35,533 shares of common stock of the issuer reported by Rawleigh Ralls are held by Frank O’Mara and 10,000 shares are held by Keri Leischner. Rawleigh Ralls shares dispositive power with Mr. O’Mara and Ms. Leischner, but not voting power, with respect to such shares. Neither Mr. O’Mara nor Ms Leischner shares voting or dispositive power with respect to the 988,734 shares of common stock of the issuer held by Mr. Ralls.

349,974 shares of common stock of the issuer reported herein may be acquired by Rawleigh Ralls upon exercise of warrants to purchase such shares at purchase prices ranging from $2.00 per share to $3.50 per share.

Each of the persons who may be deemed the beneficial owner of securities as described above disclaims beneficial ownership of such securities pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, except to the extent of each such person’s actual economic interest therein.